EXHIBIT 3.1
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ATOSSA GENETICS INC.

Atossa Genetics Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies that:

A.           The name of the Company is Atossa Genetics Inc.  The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 30, 2009.

B.           This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C.           The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by Steven C. Quay, a duly authorized officer of the Company, on September 28, 2010.

/s/ Steven C. Quay
Steven C. Quay
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ATOSSA GENETICS INC.

ARTICLE I

The name of the corporation is Atossa Genetics Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

A.           Upon the filing and effectiveness of this Amended and Restated Certificate of Incorporation of the Company pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), one share of Common Stock, par value $0.001 per share (the “New Common Stock”), will be issued in exchange for each 2.26332 shares of Common Stock, par value $0.001 per share, of the Company (the “Old Common Stock”), outstanding and held by each record holder of Old Common Stock immediately prior to the Effective Time.  Any fractional share that would otherwise be issued as a result of the exchange will be rounded up to the nearest whole share of Common Stock.  Each stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the number obtained by dividing the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by 2.26332, with any remaining fractional share interest rounded up to the nearest whole share of New Common Stock.  The New Common Stock issued in this exchange shall have the same rights, preferences and privileges as the Common Stock (as defined below).

B.           This Company is authorized to issue a total of 85,000,000 shares of stock, consisting of 75,000,000 shares of Common Stock, par value of $0.001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value of $0.001 (the “Preferred Stock”).

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.  If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

            The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.  The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Except as provided in ARTICLE VII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.